

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2009

Mr. John Da Costa
Chief Financial Officer
195 Park Avenue
Thunder Bay Ontario
Canada P7B 1B9

      Re: **Red Metal Resources, Ltd.**
              Form 10-KSB for Fiscal Year Ended January 31, 2008
              Filed May 13, 2008
              File No. 0-52055

Dear Mr. Da Costa:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Financial Statements, page 26

Audit Opinions, page F-1

1.   We note that you present as audited the cumulative information from your inception date through January 31, 2008 in your financial statements. Your prior auditors indicate in their audit report that they audited the activity accumulated

from January 10, 2005, date of inception, to January 31, 2007. However, your current auditors do not mention the cumulative information in their audit report. If you wish to present your cumulative information as audited, please obtain and file a revised audit report from your current accountants that extends audit coverage to the cumulative period through January 31, 2008, with or without reference to the work of prior auditors, as appropriate. Otherwise, it will be necessary for you to amend your filing to re-label the cumulative information in your financial statements and related notes (e.g. column headers in your Statements of Operations and Statements of Cash Flows, and the corresponding sections within your Statement of Shareholders' (Deficit) Equity) as "un-audited."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief